EXHIBIT 12

Paradyme Equities, LLC

c/o Paradyme Funding, Inc.

Ryan Garland

29165 Ridgeline Court

Temecula, CA 92590

October 2, 2017

Re: Qualification Statement for Paradyme Equities, LLC on Form 1-A

To whom it may concern:

I have been retained by Paradyme Equities, LLC (the "Company"), in connection with the Qualification Statement (the "Qualification Statement") on Form 1-A, relating to the offering of 50,000 Class A Interests to be sold. You have requested that I render my opinion as to whether or not the securities proposed to be issued on terms set forth in the Qualification Statement will be validly issued, fully paid, and non-assessable. The purchasers of the securities will have no obligation to make payments to the Company other than the price for the securities. Purchasers will not have any obligations to creditors of the Company due to the purchasers’ ownership of the Preferred Membership Interests.

In connection with the request, I have examined the following:

1. Articles of Organization of the Company;

2. Operating Agreement of the Company; and

3. The Qualification Statement

I have examined such other corporate records and documents and have made such other examinations, as I have deemed relevant.

Based on the above examination, I am of the opinion that the securities of the Company to be issued pursuant to the Qualification Statement are validly authorized and will be validly issued, fully paid and non-assessable.

I hereby consent to the filing of this opinion as an exhibit and to the Qualification Statement and to the reference to our firm under “Experts” in the related Prospectus. In giving the foregoing consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act, or the rules and regulations of the Securities and Exchange Commission.

Sincerely,

/s/ Jillian Ivey Sidoti, Esq.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563